Exhibit 99.1

Fanhua Signs Definitive Agreement To Acquire Zhongji Shi’An Insurance Agency

GUANGZHOU, China, February 6, 2023 (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that it has signed a definitive agreement (the “Agreement”) with the existing shareholders of Jilin Zhongji Shi’An Insurance Agency Co., Ltd (“Zhongji”), to acquire 51% of the equity interests of Zhongji. The transaction is expected to be completed in the first quarter of 2023, subject to certain customary conditions.

Pursuant to the Agreement, the Company will acquire 51% of the equity interests of Zhongji with a stock consideration of up to 683,036 American Depositary Shares. Zhongji is estimated to generate gross written premium of approximately RMB208 million and net income of RMB15 million in 2025, representing a compound annual growth rate of approximately 16% and 44%, respectively, from 2023 to 2025. The stock consideration, adjustable based on the achievement of certain performance targets in the next three years by Zhongji, is subject to a lock-up period of three years and will be released from lock-up in two batches after 2025.

Zhongji is the largest insurance agency in Jilin Province, China, which registered over RMB100 million gross written premiums in 2022.

Mr. Yinan Hu, Chairman and CEO of Fanhua, said: “We are glad to welcome Zhongji to join us. The acquisition allows us to rapidly expand our market presence into Jilin Province. It also marks another important step forward towards Fanhua’s dedication to accelerating our Open Platform strategy. We look forward to connecting with more small and medium-sized independent insurance intermediary companies through mergers and acquisitions and the MGA, or managing general agency, model, and to empowering various stakeholders in the insurance industry with Fanhua’s technology-driven digital platform, to drive high quality development of the insurance intermediary sector as a whole.”

Mr. Qinying Zhang, Chairman and General Manager of Zhongji, said: “We are excited to be part of Fanhua. Our sales team will benefit significantly from various resources that Fanhua’s technology-driven digital platform offers. We believe the partnership will help strengthen our competitive edge and enhance our operating efficiency, leading to stronger growth in our business scale and profit in the years to come.”

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2022, our distribution and service network consisted of 697 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 100 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: Fanhua Inc.